Exhibit 3

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, each of the undersigned agrees that the statement on Schedule 13D filed herewith shall be filed on behalf of each of the undersigned.

Dated: March 19, 2010

CHINA INVESTMENT CORPORATION By: /s/ Lou Jiwei Name: Lou Jiwei Title: Chairman and CEO
TERRIFIC INVESTMENT CORPORATION By: /s/ Gao Xiqing Name: Gao Xiqing Title: Legal Representative